Contact

jeff.hunt@gmail.com

www.linkedin.com/in/jeff-hunt-b302631b (LinkedIn)

Top Skills

Technical Support

IT Operations

Project Management

Jeff Hunt

Chief Product Officer @ Presearch | Technologist
New Braunfels, Texas, United States

Summary

With over 20 years in technology and business management, including startup, small business and enterprise experience, and currently leading as Chief Product Officer at Presearch, my journey reflects a robust commitment to technology and innovation. As a previous Founder of Scout, my foundation in project management enabled us to craft cutting-edge solutions. Now, at Presearch, I am harnessing these competencies to drive forward-thinking product strategies that align with our mission to revolutionize search. The core of my professional ethos is to bring diverse perspectives to the team, ensuring that our collective endeavors resonate with the company's culture and goals.

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Experience

Presearch
Chief Product Officer
December 2023 - Present (1 year 3 months)
New Braunfels, Texas, United States

Scout
9 years 2 months

Technologist
January 2017 - Present (8 years 2 months)

Founder of Scout
January 2016 - Present (9 years 2 months)

Jeff Hunt Writer
Writer
January 1998 - Present (27 years 2 months)

Google
Operation
January 2001 - January 2004 (3 years 1 month)